UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, March 10, 2026

To

B3 S.A. - Brasil, Bolsa, Balcão

CVM – Brazilian Securities and Exchange Commission

Dear Shareholders,

Banco Bradesco S.A. informs that all matters discussed at the Annual and Special Shareholders´ Meetings held, cumulatively, on this date, at 4:00 p.m., were approved, as follows:

At the Annual Shareholders´ Meeting

1.	the increase in capital stock by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the "Profit Reserves - Legal Reserve" account, without issuing shares, according to Article 169 of Law No. 6 404 76;

2.	the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, as well as establishing of the authority of the Board of Directors to decide on such profit sharing;

3.	the partial amendment of the Bylaws to:

3.1	reflect in the head of Article 6 the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal 1; and

3.2	include Paragraph 6 in Article 7 and amend the wording of item "p" of Article 9, resulting from proposal 2.

At the Annual Shareholders´ Meeting

1.	the management accounts and the Financial Statements related to the fiscal year ended on December 31, 2025;

2.	the allocation of the net income of the fiscal year 2025, in the amount of R$24,549,088,823.36, as follows: R$3,315,194,279.24 for initial adjustments in the implementation of Resolutions No. 4,966/21 and 4,975/21 of the National Monetary Council (CMN); and subsequently allocation of R$1,061,694,727.20 for the "Profit Reserves - Legal Reserve" account”; R$5,672,927,305.24 for the "Profit Reserves - Statutory" account”; and R$14,499,272,511.68 for payment of interest on shareholders´ equity, of which R$7,599,272,511.68 were fully paid and R$6,900,000,000.00 will be paid, being R$3,000,000,000.00 up to 4.30.2026 and R$3,900,000,000.00 up to 7.31.2026, reaffirming that a new distribution of interest on equity/dividends related to 2025 fiscal year was not proposed to the Shareholders’ Meeting;

3.	the definition of eleven (11) members to compose the Board of Directors, for a two-year term, extended until the investiture of the Board members to be elected at the Annual Shareholders’ Meeting to be held in 2028;

4.	the composition of the Board of Directors, as follows:

Conselheiro(a)	Eleição / Reeleição
Luiz Carlos Trabuco Cappi ● Member	reelected

Alexandre da Silva Glüher ● Member	reelected
Denise Aguiar Alvarez ● Member	reelected
Maurício Machado de Minas ● Member	reelected
Rubens Aguiar Alvarez ● Member	reelected
Rogério Pedro Câmara ● Member	reelected
Ivan Luiz Gontijo Júnior ● Member	elected
Paulo Roberto Simões da Cunha ● Independent Member	reelected
Denise Pauli Pavarina ● Independent Member	reelected
Regina Helena Jorge Nunes ● Independent Member	elected
Paulo Rogério Caffarelli ● Independent Member	elected

5	the election of the Fiscal Council´s members, for a one-year term, until the Annual Shareholders’ Meeting to be held in 2027, as follows

The following were elected by the only slate:
by appointment of controlling shareholders	José Maria Soares Nunes Effective Member	Marcos Aparecido Galende Alternate Member
	Joaquim Caxias Romão Effective Member	Joaquim Kiyoshi Kavakama Alternate Member
	Ava Cohn Effective Member	Vicente Carmo Santo Alternate Member

6.	the establishment of up to R$910,000,000.00 for global remuneration and pension plan to the management, for 2026 fiscal year, being: (i) up to R$873,048,000.00, as fixed, long-term incentive and variable compensation; and (ii) up to R$36,952,000.00 to fund the management pension plan; and

7.	the establishment of a monthly remuneration, to the members of the Fiscal Council for the 2026 fiscal year, in the amount of R$46,150.00 for each effective member; and R$6,000.00 for each alternate member.

At last, Banco Bradesco S.A. clarifies that the increase in capital stock, the statutory amendments and the elections of the members of the Board of Directors and the Fiscal Council, only will be in force and will be effective after the approval by the Central Bank of Brazil.

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.